ON TRACK INNOVATIONS LTD.

SCIENCE—NON FICTION

Rosh Pina, 23 November, 2012

To:

Mr. Jerry L. Ivy, Jr.
2125 1st Ave. Apt 3002
Seattle, WA 98121
USA

Without Prejudice

Dear Sir,

Re: **On Track Innovations Ltd. (the "Company")**

On behalf of the Company's Board of Directors (the "**Board**"), as the Company's General Counsel and Secretary, and following discussions between Adv. Shachar Hadar and Aya Ben David Ashbel, we hereby confirm that subject to the withdrawal of the letter of Adv. Aya Ben David Ashbel and Adv. Ilanit Landesman-Yogev dated November 20, 2012 and compliance with your counsels letter dated as of today:

1. The Company shall not undertake to enter or enter into any transaction which is not in the ordinary course of business and might adversely affect the shareholders rights and/or the Company's best interest.
2. The Company shall not act directly or indirectly to cancel or otherwise prevent the occurrence of the extraordinary general meeting of the Company requested by you and which is scheduled to take place on December 30, 2012 (the "**General Meeting**").
3. The Company shall submit to your counsel all proxies, proxy cards and any other relevant information it receives in relation to shareholder votes with regard to the General Meeting promptly upon such receipt, including any update with this regard.

Sincerely,

Mr. Arie G. Rubinstein
General Counsel and Company Secretary
On Track Innovations Ltd.

cc:
Mr. Mark Beatty, Esq.
Aya Ben David Ashbel, Adv.
Ilanit Landesman-Yogev, Adv.
Mr. Oded Bashan, Chairman